UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of the registrant:

Allscripts Healthcare Solutions, Inc.

2.	Name of person relying on exemption:

HealthCor Management, L.P.

3.	Address of person relying on exemption:

HealthCor Management, L.P.

Carnegie Hall Tower

152 West 57th Street, 43rd Floor

New York, New York 10019

4.	Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

April 27, 2012

Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, Illinois 60654

Phone: (312) 506-1200

ATTN:

Glen E Tullman, Chief Executive Officer

Dennis H Chookaszian, Board Member

Marcel L Gamache, Board Member

Philip D Green, Board Member

Michael J Kluger, Board Member

Members of the Board of Directors:

By way of background, HealthCor Management, L.P. is a leading healthcare investment firm and, with $2.5 billion in assets under management, manages one of the largest groups of funds focused on the healthcare and life science sectors. We currently own approximately 9,200,000 shares of Allscripts Healthcare Solutions, Inc.’s (“Allscripts” or the “Company”) stock, representing approximately 4.9% of Allscripts’ outstanding shares. By comparison, this holding is 2.5x more than the combined 2% ownership of the Company held by the management and the Board of Directors (including stock options). To HealthCor (with factual support included in the body of this letter), the Wall Street sell side community and, in our opinion, any objective observer, the 2% owners have and continue to mismanage the business and destroy shareholder value for the other 98%. In defense of his continued employment on the first quarter conference call, the CEO, Glen Tullman had the audacity to argue that shareholders should look to the "long term" and not focus on short-term disruption. These comments from a CEO who has a proven, thirteen year, "long-term" record of underperformance whose stock price was trading down 45% in the after-market. Shareholders should not be faced with the prospect of enduring more of the same and we implore the Board of Directors to exercise their fiduciary obligation by taking decisive action to address shareholder value and put this company under the proper stewardship.

Allscripts’ stock price has dramatically underperformed its peers over the last five years. At the $10.30 closing price as of April 27, 2012, the stock is down 42% since January 1, 2007, assuming the $5.23 special dividend in October 2008 is kept in cash. By comparison, a basket of HCIT peers is up 183% (peers are CERN, CPSI, QSII, and ATHN since their IPO). The Healthcare IT industry has benefitted materially from the American Recovery and Reinvestment Act of 2009 (ARRA). In fact, in the last three years, it has been operating with its most significant tailwind ever. Yet, Allscripts' shares have fallen by 49% since the beginning of 2010 and the stock has returned to levels it sold at in 2007, the last time the CEO, Glen Tullman, informed shareholders of a huge earnings miss and turmoil in the organization. While shareholders of the peer group have been amply rewarded with a 50% return, Allscripts' shareholders are again reminded that the current CEO and remaining Board have failed them.

Allscripts’ valuation underscores this vote of no confidence. The shares trade at 13.4x, materially below Allscripts’ five year average multiple of 27x, while Cerner and athenahealth trade at 34 and 75 multiples of earnings, respectively. At $10.30 we feel that the stock is being valued well below any reasonable acquisition price. The $2.1 billion enterprise value is almost 24% less than the company’s year end 2011 $2.8 billion backlog. The most recent large acquisition in this sector was The Blackstone Group’s acquisition of Emdeon for $3b, or 2.8x trailing sales. Allscripts now trades at 1.4x sales. In addition, even if Allscripts never signed another software deal and we placed zero value on the clinical business, the recurring revenue stream would also justify a significantly higher valuation. Further, twelve month trailing free cash flow is $166.8m, a 8% free cash flow yield, more than triple the peer group average

Cerner grew bookings by 37% in 2011 and another 24% in the first quarter of 2012. athenahealth, has grown the number of doctors using their system by over 20% in 2011 and through the first quarter of 2012. By comparison, Allscripts’ bookings actually fell 8% in the first quarter of 2012.

This value disconnect and our further frustration stems from the belief that Allscripts does have great assets. Our calls with customers, potential customers, consultants, and industry experts, while certainly raising concerns about integration issues and software upgrades, have confirmed the company's unique capabilities and significant installed base.  Some quotes from our numerous checks:

•	“Sunrise is a phenomenal platform for healthcare. It’s almost like they knew to prepare for the openness you need for the HITECH Act and Meaningful Use.”

•	“Allscripts’ EPSi is by far the best on the market in healthcare.”

•	“In order to turn around the momentum, Sunrise needs to show that it is able to do things that other products can’t do.”

•	“If I could do a new electronic health record implementation from scratch, I would lean towards Sunrise over any other vendor.”

It would take years or maybe even decades for someone else to build a Healthcare IT business with 6,700 employees and 50,000 healthcare customers including 1,500 acute care clients, 180,000 physicians, and 10,000 post acute organizations nationwide.

The problem is clearly one of execution and a fundamental problem with leadership. Glen Tullman had already lost the confidence of much of the investor base in late 2007 when the stock plunged 68% due to issues with Touchworks v.11. Though promised that this aberration would not be repeated, much of the shareholder base voted with their feet and sold the stock. Having now burned a whole new set of investors, we believe the investment community has had enough of Glenn and his broken promises. For example, just two months ago he commented, “we think you're going to continue to see strong results from the company,” and “I think you're going to see a nice mix of our Sunrise wins across the board.”  Glen further noted that he expected the number of Sunrise clinical wins in 2012 to be “substantially up from where we were last year, and that's what we will look toward next year as well.”

We believe Glen's continued involvement will irreparably damage the public valuation of this company. Based on our assumption of how events transpired, we believe the Board shirked its responsibilities in supporting Glen Tullman, which led to the resignation of the four dissenting Board members. This action sent a clear message that the Board did not respond in the best interest of shareholders. How has Glen Tullman earned the right to continue to lead this company and what do you think the share price reaction would be if the Board had chosen a different path?

On the morning of April 27th, eleven analysts removed their “Buy” rating, downgrading the stock citing disbelief.  Not a single sell side analyst supported the company:

•	Eric Coldwell at Baird – “There is no doubt in our mind that MDRX shares would have better survived this latest episode, including the same 1Q12 and guidance, had the dissenting minority prevailed.”

•	Don Hooker at Morgan Stanley – “We anticipate that the company’s valuation may become deeply impaired to the extent that the company fails to take advantage of the early years of the HCIT stimulus opportunity.”

•	Sandy Draper at Raymond James – “We see few investors who will be willing to support MDRX shares over the near term, especially with Mr. Tullman still at the helm.”

•	Ryan Daniels at William Blair – “Tullman did state that the vision behind the 2010 merger of Allscripts and Eclipsys remains strong. His statement was made despite the fact that the Director departures were led by former Eclipsys executives Phil Pead and Eugene Fife, in our opinion indicating the once combined vision is one-sided and perhaps in disarray.”

•	Charles Rhyee at Cowen – “Given strong results from CERN last evening, the issues at MDRX suggests poor execution is the real culprit. We now question whether current senior mgmt is up to the task of turning this ship around.”

•	Glen Santangelo at Credit Suisse – “We believe any agent for potential change would likely be viewed positively by investors. On the other end of the spectrum, we would also not rule out the possibility for a white knight given the strategic value of the Allscripts’ franchise and the existing footprints in both the ambulatory and acute care markets.”

•	Stephen Shankman at UBS – “It no longer appears to us that Allscripts can take full advantage of these favorable operating conditions and ‘ride the wave’ of EHR adoption.”

And, maybe most importantly:

•	Larry Marsh at Barclays Capital – “Unfortunately, the cumulative results of past rejuvenation efforts, if we include the $5 per share dividend from 2008 with the Misys merger, have not been stellar for shareholders, and would suggest, based on last night’s after-market move of down nearly 50%, the share price was still down 20% from its initial public offering levels of 1999. This comes despite what some have called the biggest boom to electronic health record adoption in the history of the U.S. through the stimulus bill passed in 2009.”

We urge the board to ask Glen Tullman to step down and to take the proper actions in the interest of shareholder value. Everything should be on the table, whether it's bringing in an individual with a proven track record or putting the company up for sale. We believe the value of this company is significantly higher than the current public valuation and it is irresponsible to maintain a status quo that has not worked for a very long time. It is time for this Board to be responsive.

As always, we welcome the opportunity to discuss the above with you. Thank you for your prompt attention to this important matter.

Regards,

HealthCor Management, L.P.

By: HealthCor Associates, LLC, its general partner

By:	By:

Joseph P. Healey	Arthur B. Cohen
Portfolio Manager	Portfolio Manager